DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 2-6-03

February 25, 2003

03016545

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act 1934
Section
Rule 14A-8
Public Availability 2/25/2003

Re: Citigroup Inc.
Incoming letter dated February 6, 2003

Dear Ms. Dropkin:

This is in response to your letter dated February 6, 2003 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. We also have received a letter on the proponent's behalf dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

citigroup

RECEIVED
2003 FEB 10 PM 4:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Citigroup Inc.
425 Park Avenue
New York, NY 10043

February 6, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal to Citigroup Inc. of Ray T. Chevedden and Veronica G. Chevedden Family Trust 05490

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(10) provides that a registrant may omit a proposal if the company has substantially implemented the proposal.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793 7396.

Very truly yours,

Shelley J. Dropkin

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: John Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust 05490

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement, a copy of which is annexed hereto as Exhibit A ("Proposal"), submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 05490 (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal urges the Company to adopt a resolution requesting that the "Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal."

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

The Proposal seeks to have the Board of Directors (i) redeem any poison pill previously issued (if applicable) and (ii) not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. As Citigroup does not have a shareholder rights plan in place, the Proposal is limited to part (ii). On January 28, 2003, the Board of Directors of Citigroup duly adopted resolutions stating, in part, that "the Board of Directors may not adopt or extend a shareholder rights plan or "poison pill" without the approval of the stockholders of the Company." As the Board's action is entirely consistent with and responsive to the action requested in the Proposal, the Proposal has been fully implemented. A certified copy of the Board resolutions is annexed hereto as Exhibit B.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the Company has substantially implemented the proposal." It is Citigroup's belief that the Proposal has been fully implemented and it may be omitted consistent with recent no-action letters issued by the staff of the Securities and Exchange Commission. See The Talbots, Inc. (April 5, 2002); Puerto Rican Cement Company, Inc. (March 25, 2002).

Accordingly, the Company believes the Proposal has been fully implemented and may be omitted under Rule 14a-8(i)(10).

Exhibit A

3 – Shareholder Vote on Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA on behalf of Ray T. Chevedden.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Prevent a Sense of Entrenchment

I believe that shareholder oversight of the poison pill could prevent a sense of entrenchment and give our management and directors greater incentive to deal effectively with key shareholder value issues such as or similar to:

1) Citigroup stock plunged 44%.

2) Citigroup investigated for handing out shares of lucrative initial public offerings to WorldCom executives in what *Time* magazine called "a bribelike manner to win business."

3) Citigroup investigated for conceiving complicated financing to aid Enron in hiding debt.

4) Citigroup investigated for merely watching as research analyst hyped the stock of companies that had been investment-banking clients.

5) An analyst estimated it could cost Citigroup as much as $10 billion to satisfy the regulators and resolve the suits brought by shareholders of companies financed by Citigroup's Salomon.

6) Chairman Weill has routinely brushed aside Wall Street's calls to explain his succession strategy.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

citigroup

Exhibit B

Citigroup Inc.
399 Park Avenue
New York, NY 10043

CERTIFICATE

I, Gail S. Wilson, Assistant Secretary of Citigroup Inc., a corporation organized and existing under the laws of the State of Delaware, do hereby certify that attached hereto is a true and correct copy of resolutions duly adopted by the Board of Directors of Citigroup Inc. on January 28, 2003, requiring stockholder approval of a decision by the Board of Directors to adopt or extend a shareholder rights plan or "poison pill."

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. on this 29th day of January, 2003.

(SEAL)

Gail S. Wilson

EXCERPT FROM THE CITIGROUP INC. BOARD OF DIRECTORS MEETING HELD ON JANUARY 28, 2003

The Board then considered adopting a resolution which would require stockholder approval prior to the adoption or extension of a shareholder rights plan or "poison pill."

After discussion, upon motion duly made, seconded and unanimously approved, it was

> **RESOLVED,** that the Board of Directors may not adopt or extend a shareholder rights plan or "poison pill" without the approval of the stockholders of the Company; and be it
>
> **FURTHER RESOLVED**, that any amendments necessary to the By-Laws or the Restated Certificate of Incorporation of the Company that may be required to effectuate the intent of the foregoing resolution be, and hereby are, approved.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

February 7, 2003
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Citigroup Inc. (Jan. 27, 2003)
Investor Response to 2nd Separate Company No Action Request
Established Topic: Poison Pill
Ray T. Chevedden

Ladies and Gentlemen:

This letter addresses the *incredible* 2nd company no action request on the same proposal – 10 days after the Office of Chief Counsel letter was issued – Citigroup Inc. (Jan. 27, 2003).

The company does not claim any precedent for a right to a consideration of a 2nd no action request after denial of the first request.

The company does explain why it should not instead submit an appeal of Citigroup Inc. (Jan. 27, 2003).

Also the company does not ask to be excused from 80-day advance notice required by rule 14a-8(j)(1):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company stated it will submit its definitive proxy in approximated 30-days – March 11, 2003.

Additionally, the company commitment to its last-minute resolution is in doubt. The company confirmed earlier this week that there will be no amendment to the By-Laws or the Certificate of Incorporation, although this course is contemplated in the resolution. The speed with which the board adopted this resolution begs the question of whether it could be reversed as quickly.

For the above reasons this is to respectfully request that the Office of Chief Counsel not consider the 2nd no action request or not agree with the 2nd company request to suppress this established proposal topic.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Stanford Weill
Chairman

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal recommends that the board "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated February 6, 2003

The proposal recommends that the board "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10) as substantially implemented. We note Citigroup's representation that it does not have a current rights plan in place and that the board has adopted a resolution that requires shareholder approval in order to adopt or extend a rights plan. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Bowes
Attorney-Advisor